SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A/A
(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
FREEPORT-McMoRan COPPER & GOLD INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	74-2480931
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One Central North Avenue

Phoenix, Arizona (Address of Principal Executive Offices)	85004-4414 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Common Stock, par value $0.10 per share	New York Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	333-140997

(If applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

EXPLANATORY NOTE
This Amendment No. 2 (this “Amendment No. 2”) amends the Form 8-A filed on June 29, 1995 and Amendment No. 1 to Form 8-A filed on November 26, 1996 by Freeport-McMoRan Copper & Gold Inc. (the “Company”) to update the Company’s “Description of Capital Stock” that was included in the Company’s Registration Statement on Form S-3, Registration No. 333-140997, as filed with the Securities and Exchange Commission on March 1, 2007. Any form of prospectus supplement or prospectus or any amendment to the Registration Statement that includes such description and that is subsequently filed by the Company is hereinafter incorporated by reference herein.
Item 1. Description of Registrant’s Securities to be Registered.
     The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to the relevant provisions of the General Corporation Law of the State of Delaware and our amended and restated certificate of incorporation, as amended, which we refer to as our certificate of incorporation, and our amended and restated by-laws, which we refer to as our by-laws. Copies of our certificate of incorporation and by-laws are incorporated herein by reference and will be sent to you at no charge upon request.
Authorized Capital Stock
     Under our certificate of incorporation, our authorized capital stock consists of 1,800,000,000 shares of common stock, $0.10 par value per share, and 50,000,000 shares of preferred stock, $0.10 par value per share. As of December 31, 2008, there were issued and outstanding:
•	384,445,945 shares of common stock (not including 121,251,355 shares held in treasury) and associated preferred stock purchase rights;

•	831,554 shares of 5 1/2% convertible perpetual preferred stock; and

•	28,750,000 shares of 6 3/4% mandatory convertible preferred stock.
     As of December 31, 2008, 17,903,773 shares of common stock were authorized for issuance upon conversion of the 5 1/2% convertible perpetual preferred stock and 39,255,250 shares of common stock were authorized for issuance upon conversion of the 6 3/4% mandatory convertible preferred stock, 36,350 shares were authorized for issuance upon conversion of the 7% convertible senior notes due 2011, 9,780,414 shares were authorized for issuance upon exercise of stock options (of which 2,036,373 were exercisable) and 1,776,462 shares were authorized for issuance upon the vesting of restricted stock units. In addition, as of December 31, 2008, we also had 72,533 stock appreciation rights outstanding (all of which were exercisable) that will be settled in cash upon exercise.
Description of Common Stock
     Common stock outstanding. The issued and outstanding shares of common stock are, and the shares of common stock that we may issue in the future will be, validly issued, fully paid and nonassessable.
     Voting rights. Holders of common stock are entitled to elect all of the authorized number of members of the board of directors, excluding those directors that holders of the 5 1/2% convertible perpetual preferred stock and the 6 3/4% mandatory convertible preferred stock, voting as a single class, have the exclusive right to elect if we fail to make specified dividend payments and the rights of holders of any subsequently issued shares of preferred stock. See “— Description of Preferred Stock” for additional information relating to the voting rights of our preferred stock. Each share of common stock has one vote. With respect to all other matters submitted to a vote of stockholders, except as required by law, the holders of the common stock vote together as a single class, and record holders have one vote per share.
     Dividend rights; rights upon liquidation. Holders of the common stock will share ratably in any cash dividend that may from time to time be declared with respect to the common stock by our board of directors. In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, prior to any distributions to the holders of the common stock, the holders of our preferred stock will receive any payments to which they are entitled. Subsequent to those payments, the holders of the common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any.
     Other rights. Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights.
     Transfer agent. The transfer agent and registrar for the common stock is BNY Mellon Shareowner Services.
     NYSE. Our common stock is listed on the New York Stock Exchange under the symbol “FCX.”
Certain Provisions of Our Certificate of Incorporation and By-laws
     Supermajority Voting/Fair Price Requirements. Our certificate of incorporation provides that the approval of the holders of not less than 66 2/3% of our outstanding common stock is required for:
•	Any merger or consolidation of our company or any of our subsidiaries with or into any person or entity, or any affiliate of that person or entity, who was within the two years prior to the transaction a beneficial owner of 20 percent or more of our common stock or any class of our common stock, which we refer to as an interested party;

•	any merger or consolidation of an interested party with or into our company or any of our subsidiaries;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 10 percent of the fair market value of the total assets of our company or any of our subsidiaries in one or more transactions involving an interested party;

•	the adoption of any plan or proposal for liquidation or dissolution of our company proposed by or on behalf of any interested party;

•	the issuance or transfer by us or any of our subsidiaries of securities having a fair market value of $10 million or more to any interested party; or

•	any recapitalization, reclassification, merger or consolidation of our company or any of our subsidiaries that would increase an interested party’s voting power in our company or any of our subsidiaries.
     However, the two-thirds voting requirement is not applicable if:
•	our board approves the transaction, or approves the acquisition of the common stock that caused the interested person to become an interested person, and the vote includes the affirmative vote of a majority of our directors who are not affiliates of the interested party and who were members of our board prior to the time the interested party became the interested party;

•	the transaction is solely between us and any of our wholly owned subsidiaries or between any of our wholly owned subsidiaries; or

•	the transaction is a merger or consolidation and the consideration to be received by our common stockholders is at least as high as the highest price per share paid by the interested party for our common stock on the date the common stock was last acquired by the interested party or during a period of two years prior.
     Amendments to Supermajority Voting Requirement. The affirmative vote of at least 66 2/3% of our company’s outstanding common stock is required to amend, alter, change or repeal the provisions in our certificate of incorporation providing for the fair price requirements described above.

     Effects of Authorized but Unissued Common Stock and Blank Check Preferred Stock. One of the effects of the existence of authorized but unissued common stock and undesignated preferred stock may be to enable our board of directors to make more difficult or to discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of management. If, in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal was not in our best interest, such shares could be issued by the board of directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquirer or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.
     In addition, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance also may adversely affect the rights and powers, including voting rights, of those holders and may have the effect of delaying, deterring or preventing a change in control of our company.
     Advance Notice of Intention to Nominate a Director. Our certificate of incorporation and by-laws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder’s intent to make a nomination has been delivered to our Secretary not later than the close of business on the 120th day nor earlier than the close of business on the 210th day prior to the first anniversary of the preceding year’s annual meeting. This provision also requires that the notice set forth, among other things, a description of all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, had the nominee been nominated by our board. Any nomination that fails to comply with these requirements may be disqualified.
     Advance Notice of Stockholder Proposals. Our by-laws permit a stockholder proposal to be presented at a stockholders’ meeting only if prior written notice of the proposal is provided to us within the time periods and in the manner specified in the by-laws.
     No Ability of Stockholders to Call Special Meetings. Our certificate of incorporation and by-laws deny stockholders the right to call a special meeting of stockholders, except to the extent that holders of preferred stock have the right to call a special meeting in some circumstances. Our certificate of incorporation and by-laws provide that, except to that extent, only the board of directors, the chairman of the board, the vice chairman of the board or the president may call special meetings of the stockholders.
     Action by Written Consent. Our by-laws permit our stockholders to take any action required or permitted to be taken at any annual or special meeting of stockholders by written consent of stockholders having not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
     Removal of Directors; Filling Vacancies on Board of Directors. Our certificate of incorporation provides that any director may be removed, with cause, by a vote of the holders of common stock and the holders of any voting preferred stock, voting together. In addition, any vacancies on the board of directors resulting by the death, resignation or removal of a director may be filled by a vote of holders of common stock and holders of voting preferred stock, voting together. The certificate of incorporation also provides that the remaining directors, regardless of any quorum requirements set out in the by-laws, may also fill any vacancy (including any resulting from an increase in the authorized number of directors) by majority vote.
     Amendment of By-laws. Our certificate of incorporation and by-laws provide that the by-laws may be altered, amended, changed or repealed by vote of the stockholders or at any meeting of the board of directors by the vote of a majority of the directors present or as otherwise provided by statute.

     Limitation of Liability of Directors and Officers. As permitted by the Delaware General Corporation Law, our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to our company or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. The effect of this provision is to eliminate our rights and our stockholder’s rights to recover monetary damages against a director or officer for breach of a fiduciary duty of care. The provision does not eliminate or limit our right, or the right of a stockholder, to seek non-monetary relief, such as an injunction or rescission. The Securities and Exchange Commission has taken the position that this provision will have no effect on claims arising under the federal securities laws.
     In addition, our certificate of incorporation provides for mandatory indemnification rights, subject to limited exceptions, to any director or executive officer who (because of the fact that he or she is our director or officer) is involved in a legal proceeding of any nature. These indemnification rights include reimbursement for expenses incurred by the director or officer in advance of the final disposition of a proceeding according to applicable law.
Description of Preferred Stock
     Our 6 3/4% mandatory convertible preferred stock has a liquidation preference of $100 per share and will automatically convert on May 1, 2010 into shares of common stock. The preferred stock was initially convertible into between 1.3605 and 1.6327 shares of our common stock, depending on the applicable market value of our common stock. The conversion rate is adjustable upon the occurrence of certain events, including the payment in any quarter of common stock dividends exceeding $0.3125 per share; however, adjustments required as a result of dividends that do not exceed one percent are carried forward and must be made no later than August 1 of each year. As a result of the quarterly common stock dividends paid through November 1, 2008, each share of preferred stock is now mandatorily convertible into between 1.3654 and 1.6386 shares of common stock on May 1, 2010, depending on the applicable market value of our common stock, and holders may elect to convert at any time prior to May 1, 2010 at a conversion rate equal to 1.3654 shares of common stock, or an aggregate of approximately 39 million shares. In the event of a “cash acquisition” of our company as defined in the certificate of designations, holders of the preferred stock have the right to convert their shares into common stock at the “cash acquisition conversion rate” determined as set forth in the certificate of designations. In addition, in connection with a cash acquisition, we would pay converting holders additional amounts in cash or common stock, as set forth in the certificate of designations. Dividends are cumulative and are payable quarterly on February 1, May 1, August 1 and November 1. We may elect to pay dividends in cash, by delivery of shares of common stock, or through any combination of cash and common stock, in the manner set forth in certificate of designations. Generally, we cannot pay dividends on or repurchase our common stock unless all accrued, cumulated and unpaid dividends on the 6 3/4% mandatory convertible preferred stock for all prior dividend periods have been paid in full.
     Our 5 1/2% convertible perpetual preferred stock has a liquidation preference of $1,000 per share. Each share was initially convertible into 18.8019 shares of our common stock. The conversion rate is adjustable upon the occurrence of certain events, including the payment in any quarter of common stock dividends exceeding $0.20 per share. As a result of the quarterly and supplemental common stock dividends paid through November 1, 2008, each share of preferred stock is now convertible into 21.5305 shares of common stock, or an aggregate of approximately 17.9 million shares of common stock. Beginning March 30, 2009, we may redeem shares of the 5 1/2% convertible perpetual preferred stock by paying cash, our common stock or any combination thereof for $1,000 per share plus unpaid dividends, but only if our common stock has exceeded 130 percent of the conversion price for at least 20 trading days within a period of 30 consecutive trading days immediately preceding the notice of redemption. If there is a change of control as defined in the certificate of designations, holders of the preferred stock have the option to require us to purchase their shares for $1,000, plus accumulated and unpaid dividends, which we may elect to pay in cash, shares of common stock or any combination, subject to specified conditions. Dividends are cumulative and are payable quarterly on February 1, May 1, August 1 and November 1. Generally, we cannot pay dividends on or repurchase our common stock unless all accrued, cumulated and unpaid dividends on the 5 1/2% convertible perpetual preferred stock for all prior dividend periods have been paid in full.

     Under the Rights Agreement, each outstanding share of common stock includes an associated preferred stock purchase right. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth (1/100) of a share of our Series A Participating Cumulative Preferred Stock. We have reserved for issuance 2,500,000 shares of our Series A Participating Cumulative Preferred Stock, par value $0.10 per share, and no such shares are currently outstanding. For additional information relating to our Series A Participating Cumulative Preferred Stock, see “—The Rights Agreement.”
     Holders of our 6 3/4% mandatory convertible preferred stock and our 5 1/2% convertible perpetual preferred stock generally have no voting rights, except as required by law. If dividends payable on the preferred stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of the preferred stock, voting as a single class with the shares of any other preferred stock or securities having similar voting rights (including our Series A Participating Cumulative Preferred Stock, if any) (the “voting rights class”), will be entitled at the next meeting of our stockholders to elect two directors. These voting rights and the terms of the directors so elected will continue until such time as the dividend arrearage on the preferred stock has been paid in full. We may not amend our certificate of incorporation if the amendment would adversely affect the holders of our 6 3/4% mandatory convertible preferred stock or 5 1/2% convertible perpetual preferred stock, unless we obtain the consent of holders of at least two-thirds the outstanding shares of the voting rights class, voting as a single class.
     We may issue shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. In some circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. The issuance of any shares of preferred stock in the future could adversely affect the rights of the holders of common stock.
Description of Convertible Notes
     As of December 31, 2008, we had outstanding $1,096,334 principal amount of our 7% convertible senior notes due February 2011. Interest on the convertible notes is payable semiannually on March 1 and September 1. The notes were initially convertible, at the option of the holder, at any time on or prior to maturity into shares of common stock at a conversion price of $30.87 per share, which was equal to a conversion rate of approximately 32.39 shares of common stock per $1,000 principal amount of notes. The conversion rate is adjustable when dividends over a twelve-month period exceed a certain threshold. As a result of our cumulative twelve-month dividends through February 2007, the conversion price was adjusted to $30.16 per share, which is equal to a conversion rate of approximately 33.16 shares of common stock per $1,000 principal amount of notes, or as of December 31, 2008, an aggregate of approximately 36,350 shares of common stock. No further adjustments to the conversion price have been required since that time. For additional information about our 7% convertible senior notes due February 2011, you should refer to the indenture for the notes, which is an exhibit to our Form 10-K.
The Rights Agreement
     The Rights Agreement is designed to deter abusive takeover tactics and to encourage prospective acquirors to negotiate with our board of directors rather than attempt to acquire us in a manner or on terms that the board deems unacceptable. Under the Rights Agreement, each outstanding share of common stock includes an associated preferred stock purchase right. If the rights become exercisable, each right will entitle its holder to purchase one one-hundredth (1/100) of a share of our Series A Participating Cumulative Preferred Stock at an exercise price of $60 per unit, subject to adjustment. The rights trade with all outstanding shares of the common stock. The rights will separate from the common stock and become exercisable upon the earlier of:

•	the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20 percent or more of our outstanding common stock, referred to as an acquiring person; or

•	the tenth business day, or any later date as determined by the board of directors prior to the time that any person or group becomes an acquiring person, following the commencement of or announcement of an intention to make a tender offer or exchange offer that, if consummated, would result in the person or group becoming an acquiring person.
     Term of rights. The rights will expire on May 16, 2010, unless we extend this date or redeems or exchanges the rights as described below.
     Exercise after someone becomes an acquiring person. After any person or group becomes an acquiring person, each holder of a right will be entitled to receive upon exercise that number of shares of the common stock having a market value of two times the exercise price of the right. However, this right will not apply to an acquiring person, whose rights will be void.
     Upon the occurrence of certain events after someone becomes an acquiring person, each holder of a right, other than the acquiring person, will be entitled to receive, upon exercise of the right, common stock of the acquiring company having a market value equal to two times the exercise price of the right. These rights will arise only if after a person or group becomes an acquiring person:
•	We are acquired in a merger or other business combination; or

•	We sell or otherwise transfer 50 percent or more of our assets or earning power.
     Adjustment. The exercise price, the number of rights outstanding and the number of preferred shares issuable upon exercise of the rights are subject to adjustment from time to time to prevent certain types of dilution. We will not issue fractional preferred stock shares. Instead, We will make a cash adjustment based on the market price of the preferred stock prior to the date of exercise.
     Rights, preferences and limitations of rights. Preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of preferred stock will entitle the holder to receive a preferential quarterly dividend payment of the greater of $1.00 or 100 times the dividend declared per share of the common stock. In the event of liquidation, the holders of each share of preferred stock will be entitled to a preferential liquidation payment of the greater of $0.10 per share or 100 times the payment made per share of the common stock. Each share of preferred stock will entitle the holder to 100 votes and will vote together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of the preferred stock will entitle the holder to receive 100 times the amount received per share of the common stock. These rights are protected by customary antidilution provisions. Because of the nature of our preferred stock’s dividend, liquidation and voting rights, the value of each one one-hundredth interest in a share of preferred stock should approximate the value of one share of the common stock.
     Exchange and redemption. After a person or group becomes an acquiring person, we may exchange the rights, in whole or in part, at an exchange ratio, subject to adjustment, of one share of common stock, or one one-hundredth of a share of preferred stock, per right. We generally may not make an exchange after any person or group becomes the beneficial owner of 50 percent or more of the common stock.
     We may redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment, at any time prior to any person or group becoming an acquiring person. The redemption of the rights may be made effective at such time, on such basis and with such conditions as the board of directors in its sole discretion may establish. Once redeemed, the rights will terminate immediately, and the only right of the rights holders will be to receive the cash redemption price.

     Amendments. We may amend the terms of the rights without the consent of the rights holders, including an amendment to lower the thresholds described above. However, after any person or group becomes an acquiring person, we may not amend the terms of the rights in any way that adversely affects the interests of the rights holders.
Item 2. Exhibits.
1.	Composite Certificate of Incorporation of the Registrant.*

2.	Amended and Restated By-Laws of the Registrant, as amended through May 1, 2007 (incorporated by reference to Exhibit 3.3 to the Company’s Form 8-K, filed with the SEC on May 4, 2007 (File No. 001-11307-01)).

3.	Specimen Common Stock Certificate.*

4.	Rights Agreement dated as of May 3, 2000, between FCX and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.26 to the Company’s Form 10-Q, filed with the SEC on May 15, 2000 (File No. 001-09916)).

5.	Amendment No. 1 to Rights Agreement dated as of February 26, 2002, between FCX and Mellon Investor Services (incorporated by reference to Exhibit 4.16 to the Company’s Form 10-Q, filed with the SEC on May 7, 2002 (File No. 001-09916)).

*	Filed herewith

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Freeport-McMoRan Copper & Gold Inc.
By:	/s/ Kathleen L. Quirk
	Name:	Kathleen L. Quirk
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

Date: January 26, 2009